

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2023

Jing Yuan
Chief Financial Officer
ZEEKR Intelligent Technology Holding Ltd
No. 1388 Minshan Road
Xinqi Street, Beilun District
Ningbo, Zhejiang
People's Republic of China

> **Re: ZEEKR Intelligent Technology Holding Ltd**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted March 23, 2023**
> **CIK No. 0001954042**

Dear Jing Yuan:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1 filed March 23, 2023

General

1. We note your response to our prior comment 5 and to our prior comment 25 in our letter dated January 3, 2023. Please ensure that your disclosure is consistent with regard to your intended reliance on controlled company exemptions. In this regard, we note your disclosure on pages 7 and 77 that you "may" rely on the exemptions, and your disclosure on page 13 that you "do not plan to utilize the exemptions available for controlled companies."

2.   With a view toward disclosure, please tell us about any known customer complaints regarding your sales practices and related risks to you. As appropriate, revise current disclosure, such as on page 29, that presents such risks as possible to reflect that the event underlying the risk and the risk are actually occurring and describe the nature of the complaints. Also tell us about any recent suspensions of production and the related impact on your results of operation.

    You may contact Charles Eastman at (202) 551-3794 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing